

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 22, 2010

Via U.S. Mail and Fax

Mr. Dean Cubley
Chief Executive Officer
ERF Wireless, Inc.
2911 South Shore Boulevard, Suite 100
League City, Texas 77573

      Re: **ERF Wireless, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed March 19, 2009 and amended on February 17, 2010
              File No. 0-27467

Dear Mr. Cubley:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Larry Spirgel
              Assistant Director